UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Tenax Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

88032L209
(CUSIP Number)

Brian Kohn c/o Armistice Capital, LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: (212) 231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 88032L209

1.	NAME OF REPORTING PERSONS

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,572,840

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,572,840

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,572,840

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No. 88032L209
1.	NAME OF REPORTING PERSONS
Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,572,840

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,572,840

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,572,840

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON

IN, HC

Amendment No. 1 to Schedule 13D

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) The persons filing this statement are: (i) Armistice Capital, LLC (“Armistice Capital”); and (ii) Steven Boyd (“Mr. Boyd”, and together with Armistice Capital, the “Reporting Persons”).

(b) The business address or address of the principal office, as applicable, of the Reporting Persons is 510 Madison Avenue, 7th Floor, New York, New York 10022.

(c) Armistice Capital is an investment adviser registered with the Securities and Exchange Commission that is principally engaged in the business of providing investment management services to private investment vehicles, including Armistice Capital Master Fund Ltd. (the “Master Fund”).  Mr. Boyd is the managing member of Armistice Capital and a director of the Master Fund.

(d) and (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	Armistice Capital – Delaware

2.	Mr. Boyd – United States of America

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The aggregate purchase price of the securities of the Issuer directly held by the Master Fund and beneficially owned by the Reporting Persons reported herein was $17,724,859.71. The securities of the Issuer directly held by the Master Fund and beneficially owned by the Reporting Persons were purchased with the working capital of the Master Fund (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). Except as disclosed in this Schedule 13D, as amended, all securities of the Issuer reported herein were purchased in open market transactions through a broker.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

Purchase Agreement

On July 6, 2021, Tenax Therapeutics, Inc. (the “Issuer”) entered into a securities purchase agreement (the “Purchase Agreement”) with the Master Fund pursuant to which the Issuer agreed to sell and issue to the Master Fund 4,773,269 units (“Units”) in a private placement at a purchase price of $2.095 per Unit. Each Unit consists of one unregistered pre-funded warrant (a “New Pre-Funded Warrant”) to purchase one share of the Issuer’s common stock, par value $0.0001 (a “Share”) and one unregistered Class A Warrant (a “Class A Warrant”, and together with the New Pre-Funded Warrants, the “New Warrants”) to purchase one Share. In the aggregate, 9,546,538 Shares are underlying the New Warrants. The aggregate purchase price of the Units was $9,999,998.56.

Each Pre-Funded Warrant has an exercise price of $0.0001 per Share, is immediately exercisable, may be exercised at any time until exercised in full and is subject to customary adjustments. Each Class A Warrant has an exercise price of $1.97 per Share, is immediately exercisable, will expire five and one-half years from the date of issuance and is subject to customary adjustments. The New Warrants may not be exercised if such exercise would result in the Master Fund, together with its affiliates and any person acting as a group together with the Master Fund or any of the Master Fund’s affiliates, beneficially owning greater than 9.99% of the number of Shares outstanding immediately after giving effect to the issuance of Shares upon exercise (the “Beneficial Ownership Limitation”).  However, the Master Fund may increase (upon 61 days’ prior notice from the Master Fund to the Issuer) or decrease the Beneficial Ownership Limitation, provided that in no event such percentage exceeds 9.99%.

The transactions pursuant to the Purchase Agreement closed on July 8, 2021.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.

The foregoing description of the New Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Pre-Funded Common Stock Purchase Warrant Agreement, which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.

The foregoing description of the Class A Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Class A Common Stock Purchase Warrant, which is incorporated by reference as Exhibit 99.3, and is incorporated herein by reference.

Registration Rights Agreement

Also on July 6, 2021, and in connection with the transactions pursuant to the Purchase Agreement, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Master Fund, pursuant to which the Issuer agreed to register for resale the Shares issuable upon exercise of the New Warrants within 120 days following the date of the Registration Rights Agreement.  Under certain circumstances, including, but not limited to, (i) if the registration statement is not filed by the earlier of 45 days after the date of the Registration Rights Agreement or 10 days after the Issuer files its next Form 10-Q, (ii) if the registration statement has not been declared effective (A) by the 120th day after the date of the Registration Rights Agreement (or, in the event of a “full review” by the Securities and Exchange Commission (the “SEC”), the 150th day after the date of the Registration Rights Agreement) or (B) within five trading days following the date the Issuer is notified by the SEC that the registration statement will not be reviewed or is no longer subject to further review and comments, then the Issuer has agreed to pay the Master Fund, as partial liquidated damages, an amount equal to 1.0% of the Master Funds’s aggregate subscription amount paid pursuant to the Purchase Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.4, and is incorporated herein by reference.

Decrease to Beneficial Ownership Limitation for Warrants

On July 6, 2021, the Master Fund delivered notice (the “Notice”) to the Issuer requesting that the beneficial ownership limitations applicable to the previously disclosed Pre-Funded Warrants and Series B and C Warrants be lowered to 9.99%, effective immediately.

The Reporting Persons purchased the Shares for investment in the ordinary course of their investment activities based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, participating on the Issuer’s Board of Directors (the “Board”), engaging in communications with management and/or the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, reshaping the Issuer's corporate strategy, recommending business development transactions, proposing changes to management, operations and the structure of the Board (including the composition of the Board), purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except as otherwise set forth in this Schedule 13D, as amended, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information in Item 4 is incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  The Shares reported to be beneficially owned by the Reporting Persons are based on 25,201,312 Shares outstanding as of June 11, 2021, as reported in the Issuer’s Form 8-K filed with the SEC on June 11, 2021.  Of the 2,572,840 Shares beneficially owned by the Reporting Persons, 552,845 of such Shares are issuable upon exercise of warrants beneficially owned by the Reporting Persons.  The amount of Shares issuable upon exercise of warrants beneficially owned by the Reporting Persons are limited due to the beneficial ownership limitations applicable to such warrants as disclosed in this Schedule 13D, as amended.

Armistice Capital is the investment manager of the Master Fund, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the securities of the Issuer held by the Master Fund and thus may be deemed to beneficially own the securities of the Issuer held by the Master Fund.  Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Issuer held by the Master Fund.  The Master Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital.

(c) The disclosure in Item 4 is incorporated herein by reference.  Except as disclosed in this Schedule 13D, as amended, there have been no transactions in the Shares by the Reporting Persons within the past 60 days.

(d) The disclosure in Item 2 is incorporated herein by reference.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

The Purchase Agreement is incorporated by reference as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

The form of Pre-Funded Common Stock Purchase Warrant Agreement is incorporated by reference as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

The form of Class A Common Stock Purchase Warrant is incorporated by reference as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

The Registration Rights Agreement is incorporated by reference as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material To Be Filed as Exhibit

Exhibit	Description

99.1
Securities Purchase Agreement for Units, dated July 6, 2021, by and between Tenax Therapeutics, Inc. and Armistice Capital Master Fund Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 8, 2021).

99.2	Form of Pre-Funded Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 8, 2021).

99.3	Form of Series A Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 8, 2021).

99.4
Registration Rights Agreement, dated July 6, 2021, by and between Tenax Therapeutics, Inc. and Armistice Capital Master Fund Ltd. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 8, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 09, 2021
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Steven Boyd

/s/ Steven Boyd